Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION

OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions)

	Nine Months Ended
	Sept. 27, 2003	Sept. 28, 2002
Income before taxes	$4,862	$2,857

Add fixed charges net of capitalized interest	77	113

Income before taxes and fixed charges (net of capitalized interest)	$4,939	$2,970

Fixed charges:
Interest	$44	$67
Capitalized interest	—	1
Estimated interest component of rental expense	33	46

Total	$77	$114

Ratio of earnings before taxes and fixed charges, to fixed charges	64	26